SHIMING U.S., INC.
12/F, Shanxi Zhengquan Building,
Gaoxin 2nd Road
Xian, Shanxi Province, China

March 28, 2007

Filed as Correspondence Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Tia Jenkins
Maureen Bauer

RE:	Argenta Systems, Inc.
Form 10-KSB for the year ended December 31, 2005
Filed March 31, 2006
Forms 10-QSB for the quarters ended March 31 and June 30, 2006
Filed May 11 and August 11, 2006
File No. 0-32541

Dear Ms. Jenkins and Ms. Bauer:

On behalf of Shiming U.S., Inc. (formerly Argenta Systems, Inc. and hereinafter the “Company”), in connection with its annual report on Form 10-KSB for the fiscal year 2005 filed with the Securities and Exchange Commission (“Commission”) on March 31, 2006, amended on March 22, 2007, its quarterly report on Form 10-QSB for the quarter ended March 31, 2006 filed with the Commission on May 11, 2006, and its quarterly report on Form 10-QSB for the quarter ended June 30, 2006 filed with the Commission on August 11, 2006, it is hereby acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact the undersigned.

Very truly yours,

SHIMING U.S., INC.

By: /s/ Shiming Wang
Shiming Wang, CEO